Mail Stop 4561

January 12, 2007

Eric Boehnke, President
Southern Star Energy, Inc.
#307 – 1178 Hamilton Street
Vancouver, British Columbia V6B 2S2

RE: Southern Star Energy, Inc.
Revised Preliminary Information Statement on Schedule 14C
File No. 0-52106
Date Filed: January 4, 2007

Dear Mr. Boehnke:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note your response to comment 1 of our letter dated December 11, 2006. We continue to believe the information required by Item 14 of Schedule 14A is applicable to your filing as it appears that action is to be taken with respect to Item 14(a)(2) and (a)(3) of Schedule 14A. In this regard, we believe that the information set forth in Item 14(b)(1), (7), (9) and (10) of Schedule 14A is applicable to your filing and should be disclosed. Also, please note that although we recognize that the Small Business Disclosure system does not require the disclosure of selected financial data, Regulation S-B contains a comparable disclosure item to that of Item 301 of Regulation S-K regarding the disclosure of pro forma information. Please revise accordingly.

2. We refer you to the immediately preceding comment. In addition to the disclosure required by Item 14(b)(1), (7), (9) and (10), we continue to believe that your information statement should be revised to include the information required by Item 14(c) of Schedule 14A.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Cam McTavish
       by facsimile at (604) 687-6314